Lucent, Inc.

April 10, 2020

Mr. Bill Thompson

Division of Corporate Finance

Ms. Jacqueline Kaufman

Staff Attorney

Ms. Jennifer Lopez-Molina

Staff Attorney

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:	Lucent, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed April 10, 2020
File No. 333-232218

Dear Mr. Thompson, Ms. Kaufman and Ms. Lopez-Molina:

Lucent, Inc. submits this letter to you in response to your letter of April 10, 2020, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Amendment No. 4 to Registration Statement on Form S-1

Capitalization, page 3

1.We received the revisions to your disclosure in response to comment 1. Please note the following:

•We reviewed he revisions to your disclosure in response to comment 1. Total stockholders' deficit should be ($6,521) assuming the minimum number of shares are sold and $(4,521) assuming the maximum number of shares are sold. Accumulated deficit should be ($9,521) assuming the minimum and maximum number of shares are sold. Please revise.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we revised the Capitalization Table to correctly disclose stockholders’ deficit.

COMMENT:

Dilution, page 16

2.We reviewed the revisions to your disclosure in response to comment 2. The decrease in investment to new shareholders' assuming the minimum and maximum number of shares are sold should be computed by dividing shareholders' deficit by the number of shares outstanding after the offering. For example, the decrease in investment by new shareholders should be computed by dividing total stockholders' deficit ($6,521) by the number of outstanding shares (5,300,000) assuming the minimum number of shares are sold. Please revise. Also, the percentage dilution to new investors should be revised accordingly.

RESPONSE:

We acknowledge the Staff’s comment and we revised dilution to correctly state the decrease in investment to new shareholders’ assuming the minimum and maximum number of shares are sold. We calculated as follows:

Currently we have 5,000,000 shares issued and outstanding.

Minimum number of shares sold is 100,000

Net book value of ($6,521) divided by 5,100,000

Maximum number of shares sold is 300,000

Net book value of ($4,521) divided by 5,300,000

In addition, we changed the percentage dilution to new investors and updated the risk factor as well.

***

Furthermore, the Company acknowledges that;

•should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Elaine Dowling, Esq. at EAD Law Group, LLC at (702) 306-6317 telephone or email eadlawgroup@gmail.com with any questions or comments.

Sincerely,

/s/ Michael McCabe

Chief Executive Officer

Lucent, Inc.